Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,26,245 units in Q1 FY24

•
Total PV Sales of 1,40,450 units, +8% YoY
•
Total CV Sales of 85,795 units, -15% YoY

Mumbai, July 5, 2023: Tata Motors Limited sales in the domestic & international market for Q1 FY 2023-24 stood at 2,26,245 vehicles, compared to 2,31,248 units during Q1 FY 2022-23.

Domestic Sales Performance:

Category	June’23	June’22	% Change	Q1 FY24	Q1 FY23	% Change
Total Domestic Sales	80,383	79,606	1%	2,22,345	2,25,828	-2%

Commercial Vehicles:

Category	June’23	June’22	% Change	Q1 FY24	Q1 FY23	% Change
HCV Trucks	9625	8058	19%	24769	22826	9%
ILMCV Trucks	4723	5851	-19%	10321	16998	-39%
Passenger Carriers	4810	3868	24%	10745	9637	11%
SCV cargo and pickup	13990	16632	-16%	36390	46242	-21%
Total CV Domestic	33148	34409	-4%	82225	95703	-14%
CV IB	1166	2856	-59%	3570	5218	-32%
Total CV	34314	37265	-8%	85795	100921	-15%

Domestic sale of MH&ICV in June 2023, including trucks and buses, stood at 13,980 units compared to 13,366 units in June 2022; while in Q1 FY24 it stood at 34,256 units, compared to 37,491 units in Q1 FY23.

Total sales for MH&ICV Domestic & International Business in June 2023, including trucks and buses, stood at 14,323 units compared to 14,362 units in June 2022; while in Q1 FY24 it stood at 35,645 units, compared to 39,696 units in Q1 FY23.

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors Commercial Vehicles domestic sales at 82,225 in Q1 FY24 were 14.1% lower than Q1 FY23 sales while for the month of June '23, they were 20.2% higher than the vehicle sales registered in May '23. We successfully upgraded the entire vehicle portfolio during BS6 Phase 2 transition, beyond the mandatory requirements, to offer more features, value-adds and benefits to customers. M&HCV growth was driven by the strong infrastructure push by the Government, as well as increased activity in e-commerce, construction, and replacement demand in auto logistics and petroleum sector. During the quarter, we started deliveries of Electric Buses, in accordance with the CESL tender mandate and expect to ramp up supplies in the coming months. Looking ahead, the promising monsoon and continuing infrastructure thrust by the Government auger well for the CV industry, even as it faces the headwinds of high interest rates, fuel prices and inflation.”

Passenger Vehicles:

Category	June’23	June’22	% Change	Q1 FY24	Q1 FY23	% Change
Total PV Domestic (includes EV)	47,235	45,197	5%	1,40,120	1,30,125	8%
PV IB	124	108	15%	330	202	63%
Total PV (includes EV)	47,359	45,305	5%	1,40,450	1,30,327	8%
EV (IB+Domestic)	7025	3608	95%	19,346	9,446	105%

Includes sales of Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited, both subsidiaries of Tata Motors Limited.

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “The Passenger Vehicle industry in Q1 FY24 witnessed robust demand driven by new launches, especially in the SUV segment and EVs. Tata Motors continued its growth trajectory registering quarterly sales of 140,450 units in Q1 FY24 and recording a growth of ~8% over Q1 FY23. For the month of Jun ’23, the company posted wholesales of 47,359 units, a growth of ~5% over Jun ’22. While SUVs continued to be the mainstay, contributing almost 64% of the sales in Q1FY24, car sales remained strong, buoyed by the multi-power train offerings of Tiago and Altroz. The recently launched Altroz iCNG, has received much acclaim and excellent response from customers.

In the EV segment, the company posted its highest ever quarterly sales of 19,346 in Q1 FY24 registering a growth of ~105% over Q1 FY23. This growth is driven by a strong market response to Tiago EV while demand for other EVs was sustained.

Going forward, we expect the demand to remain robust with the onset of the festive season in the second half of Q2FY24. The supply side situation remains stable.”

ENDS

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.